UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2020

YANDEX N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): 

Arkady Volozh, the founder and CEO of Yandex N.V. (the “Company”), together with a trust for the benefit of Mr. Volozh and his family, intend to sell a limited number of shares of the Company pursuant to a share trading plan (a “Plan”) established in accordance with Rule 10b5-1 under the U.S. Securities and Exchange Act of 1934 and the Company’s insider trading policy. Sales of Class A shares may commence on or after January 23, 2020.

These arrangements are intended to facilitate the sale of a small portion of the collective stake in the Company held by Mr. Volozh and the family trust over time.  These proposed sales are part of Mr. Volozh’s long-term strategy for asset diversification and liquidity, as well as a means of spreading sales out over an extended period of time to minimize market impact. As required, sales under the Plan will be disclosed publicly through Form 144 filings with the U.S. Securities and Exchange Commission.

Mr. Volozh directly holds 456,596 Class A shares, which were issued upon the settlement of equity awards, as well as options to purchase approximately 150,000 Class A shares, which are subject to vesting through January 1, 2021. In addition, LASTAR Trust, a trust established by Mr. Volozh in January 2020 for the benefit of himself and his family, holds approximately 32.2 million Class B shares; Mr. Volozh controls the voting and disposition of such Class B shares.  The total holdings of Mr. Volozh and the family trust together represent approximately 9.9% of the Company’s outstanding share capital and approximately 48.6% of the voting power of the Company’s outstanding share capital.

Pursuant to these arrangements, Mr. Volozh and the family trust may sell up to a total of 2,029,580 Class A shares over the next 12 months, consisting of the Class A shares currently held, the Class A shares to be issued upon exercise of outstanding options, and up to 1,422,984 Class A shares to be issued upon conversion of a portion of the Class B shares held by the family trust.  A maximum of 8,335 Class A shares may be sold on each trading day during the Plan period, representing less than 0.01% of the average daily trading volume on the Nasdaq Global Select Market over the past 30 days.

If the maximum number of shares are sold under these arrangements, the family trust would continue to own approximately 30.8 million Class B shares, which would represent approximately 9.3% of the Company’s outstanding share capital and approximately 47.2% of the voting power of the Company’s outstanding share capital (assuming no other issuance, sales or conversions of the Company’s share capital occur).

In connection with the recent restructuring of the Company’s corporate governance structure, which was approved by the Company’s shareholders in December 2019, Mr. Volozh and his family trust agreed not to sell 30.6 million Class B shares (representing 95% of the total number of Class B shares held by the family trust) prior to 1 January 2022. The Class B shares that may be sold pursuant to the Plan represent approximately 4.4% of the total number of Class B shares held on the date hereof.

   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: January 22, 2020	By:	/s/ Greg Abovsky
Greg Abovsky
Chief Financial Officer and Chief Operating Officer